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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ________)*


                             AutoCorp Equities, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                      052764206
                         ------------------------------
                                    (CUSIP Number)

                                 Charles Norman
                             AutoCorp Equities, Inc.
                               911 W. Parker Road
                                    Suite 306
                               Plano, Texas  75023
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  November 14, 2000
               -------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
------------------------                              --------------------------
| CUSIP No. 052764206  |                              |   PAGE 2 OF 15 PAGES   |
------------------------                              --------------------------
--------------------------------------------------------------------------------
     1     NAME  OF  REPORTING  PERSON
           S.S  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON

           Pacific  Financial  Group,  Inc.       51-0350769
--------------------------------------------------------------------------------
     2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP* (a)  [X]
                                                                      (b)  [ ]
--------------------------------------------------------------------------------
     3     SEC  USE  ONLY

--------------------------------------------------------------------------------
     4     Source Of Funds*

           00
--------------------------------------------------------------------------------
     5     CHECK  BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                   [ ]
           IS REQUIRED PURSUANT TO ITEMS 2(D) OR  2(E)

--------------------------------------------------------------------------------
     6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
               7     SOLE  VOTING  POWER
                     0
NUMBER  OF     -----------------------------------------------------------------
SHARES         8     SHARED  VOTING  POWER
BENEFICIALLY         1,612,083  shares  of  Series B Convertible Preferred Stock
OWNED  BY      -----------------------------------------------------------------
EACH           9     SOLE  DISPOSITIVE  POWER
REPORTING            0
PERSON  WITH   -----------------------------------------------------------------
               10    SHARED  DISPOSITIVE  POWER
                     1,612,083  shares  of  Series B Convertible Preferred Stock
--------------------------------------------------------------------------------
     11    AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON

           1,612,083  shares  of  Series B Convertible Preferred Stock
--------------------------------------------------------------------------------
     12    CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN ROW (11)             [ ]
           EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
     13    PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)

           100%
--------------------------------------------------------------------------------
     14    TYPE  OF  REPORTING  PERSON*

           CO
--------------------------------------------------------------------------------
                    *SEE  INSTRUCTIONS  BEFORE  FILLING  OUT!


                                 Page 2 of 15 pages

------------------------                              --------------------------
| CUSIP No.  052764206 |                              |   PAGE 3 OF 15 PAGES   |
------------------------                              --------------------------
--------------------------------------------------------------------------------
     1     NAME  OF  REPORTING  PERSON
           S.S  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON

           Pacific  USA Holdings Corp.            75-2255876
--------------------------------------------------------------------------------
     2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP* (a)  [X]
                                                                      (b)  [ ]
--------------------------------------------------------------------------------
     3     SEC  USE  ONLY

--------------------------------------------------------------------------------
     4     Source if Funds*
           00
--------------------------------------------------------------------------------
     5     CHECK  BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                   [ ]
           IS REQUIRED PURSUANT TO ITEMS 2(D) OR  2(E)

--------------------------------------------------------------------------------
     6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

           Texas
--------------------------------------------------------------------------------
               7     SOLE  VOTING  POWER
                     0
NUMBER  OF     -----------------------------------------------------------------
SHARES         8     SHARED  VOTING  POWER
BENEFICIALLY         1,612,083  shares  of  Series B Convertible Preferred Stock
OWNED  BY      -----------------------------------------------------------------
EACH           9     SOLE  DISPOSITIVE  POWER
REPORTING            0
PERSON  WITH   -----------------------------------------------------------------
               10    SHARED  DISPOSITIVE  POWER
                     1,612,083  shares  of  Series B Convertible Preferred Stock
--------------------------------------------------------------------------------
     11    AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON

           1,612,083  shares  of  Series B Convertible Preferred Stock
--------------------------------------------------------------------------------
     12    CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN ROW (11)             [ ]
           EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
     13    PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)

           100%
--------------------------------------------------------------------------------
     14    TYPE  OF  REPORTING  PERSON*

           CO
--------------------------------------------------------------------------------
                    *SEE  INSTRUCTIONS  BEFORE  FILLING  OUT!

                                                Page 4 of 15 pages
------------------------                              --------------------------
| CUSIP No.  052764206 |                              |   PAGE 4 OF 15 PAGES   |
------------------------                              --------------------------
--------------------------------------------------------------------------------
     1     NAME  OF  REPORTING  PERSON
           S.S  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON

           Pacific Electric Wire & Cable Co. Ltd.      n/a Foreign Corporation
--------------------------------------------------------------------------------
     2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP* (a)  [X]
                                                                      (b)  [ ]
--------------------------------------------------------------------------------
     3     SEC  USE  ONLY

--------------------------------------------------------------------------------
     4     Source if Funds*
           00
--------------------------------------------------------------------------------
     5     CHECK  BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                   [ ]
           IS REQUIRED PURSUANT TO ITEMS 2(D) OR  2(E)

--------------------------------------------------------------------------------
     6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

           Taiwan, Republic of China
--------------------------------------------------------------------------------
               7     SOLE  VOTING  POWER
                     0
NUMBER  OF     -----------------------------------------------------------------
SHARES         8     SHARED  VOTING  POWER
BENEFICIALLY         1,612,083  shares  of  Series B Convertible Preferred Stock
OWNED  BY      -----------------------------------------------------------------
EACH           9     SOLE  DISPOSITIVE  POWER
REPORTING            0
PERSON  WITH   -----------------------------------------------------------------
               10    SHARED  DISPOSITIVE  POWER
                     1,612,083  shares  of  Series B Convertible Preferred Stock
--------------------------------------------------------------------------------
     11    AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON

           1,612,083  shares  of  Series B Convertible Preferred Stock
--------------------------------------------------------------------------------
     12    CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN ROW (11)             [ ]
           EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
     13    PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)

           100%
--------------------------------------------------------------------------------
     14    TYPE  OF  REPORTING  PERSON*

           CO
--------------------------------------------------------------------------------
                    *SEE  INSTRUCTIONS  BEFORE  FILLING  OUT!

                                                              Page 5 of 15 pages
                      ORIGINAL  REPORT  ON  SCHEDULE  13D


Item  1.     Security  and  Issuer
             ---------------------

     This  statement  relates  to  1,612,083  shares  (the "Shares") of Series B
Convertible Preferred Stock (the "Series B Preferred Stock") of AutoCorp Equities, Inc., a Nevada corporation (the "Company"), which has its principal executive offices at 911 W. Parker Road, Suite 306, Plano, Texas 75023. Each Share of Series B Preferred Stock is convertible at the option of the holder into one share of common stock, par value $.001 per share (the "Common Stock") of the Company at any time. The Series B Preferred Stock is non-voting, except to the extent otherwise required under Nevada law.

Item  2.     Identity  and  Background
             -------------------------

     (a) Name: This statement is being jointly filed by Pacific Electric Wire & Cable Co., Ltd., a company limited by shares formed under the laws of The Republic of China ("PEWC"), Pacific USA Holdings Corp., a Texas corporation ("PUSA") and Pacific Financial Group, Inc., a Delaware corporation ("PFG"). PFG is a wholly-owned subsidiary of PUSA, which is a wholly-owned subsidiary of PEWC. The executive officers and directors of PEWC, PUSA and PFG (hereafter referred to collectively as "Reporting Person"), are set forth in Item 2(c) of this Statement. The filing of this Statement shall not be construed as an admission that Reporting Person, or any executive officers or directors of Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the beneficial owner of any securities covered by this Statement or that this schedule is required to be filed by such persons.

     (b) Business Address: The business address of PEWC is 4th Fl., 285 Chung Hsiao East Road, Section 4, Taipei, Taiwan, Republic of China. The business address of PUSA is 2740 N. Dallas Parkway, Suite 200, Plano, Texas 75093. The business address of PFG is c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801. The business address of Reporting Person's respective executive officers and directors are set forth in Item 2(c).

     (c) Present Principal Occupation or Employment: PEWC is a general business conglomerate founded on the electric cable and wire industry, engaged in manufacturing, telecommunications and technology. PUSA is a diversified holding company engaged in the financial services, real estate and technology industries. PFG is a federal savings bank holding company. The present principal occupation or employment of PEWC's, PUSA's and PFG's directors and executive officers and the name and address of the corporation or other organizations in which such employment is conducted is as follows:


                                              BOARD OF DIRECTORS OF PEWC

NAME                            PRESENT PRINCIPAL                             OCCUPATION                  CITIZENSHIP
----                             BUSINESS ADDRESS                             ----------                  -----------
                                 ----------------
------------------  ------------------------------------------  ---------------------------------------  ------------
Tung Yu-jeh         c/o Pacific USA Holdings Corp.              Honorary Chairman and                    Taiwan, ROC
                    2740 N. Dallas Parkway, Suite 200           Executive Director
                    Plano, Texas  75093                         Pacific Electric Wire & Cable Co.,
                                                                Ltd.
------------------  ------------------------------------------  ---------------------------------------  ------------


                                                                                                   Page 6 of 15 pages

NAME                            PRESENT PRINCIPAL                             OCCUPATION                  CITIZENSHIP
----                             BUSINESS ADDRESS                             ----------                  -----------
                                 ----------------
------------------  ------------------------------------------  ---------------------------------------  ------------
Lee Yu-tien         Pacific Electric Wire & Cable Co., Ltd.,    Vice Board Chairman                      Taiwan, ROC
                    4th Fl., 285, Chung Hsiao East Road,        Pacific Electric Wire & Cable Co.,
                    Section 4                                   Ltd.
                    Taipei, Taiwan, Republic of China
------------------  ------------------------------------------  ---------------------------------------  ------------
Sun Chen Shu-chuan  Pacific Electric Wire & Cable Co., Ltd.,    Director                                 Taiwan, ROC
                    4th Fl., 285, Chung Hsiao East Road,        Pacific Electric Wire & Cable Co.,
                    Section 4                                   Ltd.
                    Taipei, Taiwan, Republic of China
------------------  ------------------------------------------  ---------------------------------------  ------------
Cheng  I-chou       Pacific Electric Wire & Cable Co., Ltd.,    Executive Director                       Taiwan, ROC
                    4th Fl., 285, Chung Hsiao East Road,        Pacific Electric Wire & Cable Co.,
                    Section 4                                   Ltd.
                    Taipei, Taiwan, Republic of China
------------------  ------------------------------------------  ---------------------------------------  ------------
Chiao Ting-piao     Pacific Electric Wire & Cable Co., Ltd.,    Director                                 Taiwan, ROC
                    4th Fl., 285, Chung Hsiao East Road,        Pacific Electric Wire & Cable Co.,
                    Section 4                                   Ltd.
                    Taipei, Taiwan, Republic of China
------------------  ------------------------------------------  ---------------------------------------  ------------
Sun Tao-tsun        Pacific Electric Wire & Cable Co., Ltd.,    Executive Director and Chairman          Taiwan, ROC
                    4th Fl., 285, Chung Hsiao East Road,        Pacific Electric Wire & Cable Co.,
                    Section 4                                   Ltd.
                    Taipei, Taiwan, Republic of China
------------------  ------------------------------------------  ---------------------------------------  ------------
Lee Chao-chun       Pacific Electric Wire & Cable Co., Ltd.,    Director                                 Taiwan, ROC
                    4th Fl., 285, Chung Hsiao East Road,        Pacific Electric Wire & Cable Co.,
                    Section 4                                   Ltd.
                    Taipei, Taiwan, Republic of China
------------------  ------------------------------------------  ---------------------------------------  ------------
Lee Pon-yean        Pacific Electric Wire & Cable Co., Ltd.,    Vice President                           Taiwan, ROC
                    4th Fl., 285, Chung Hsiao East Road,        Pacific Electric Wire & Cable Co.,
                    Section 4                                   Ltd.
                    Taipei, Taiwan, Republic of China
------------------  ------------------------------------------  ---------------------------------------  ------------
Liu Wei-kang        Pacific Electric Wire & Cable Co., Ltd.,    Director                                 Taiwan, ROC
                    4th Fl., 285, Chung Hsiao East Road,        Pacific Electric Wire & Cable Co.,
                    Section 4                                   Ltd.
                    Taipei, Taiwan, Republic of China
------------------  ------------------------------------------  ---------------------------------------  ------------
Tung Ching-yun      c/o Pacific USA Holdings Corp.              President                                Taiwan, ROC
                    2740 N. Dallas Parkway, Suite 200           Pacific Electric Wire & Cable Co., Ltd.
                    Plano, Texas  75093
------------------  ------------------------------------------  ---------------------------------------  ------------
Lee Ta-jen          Pacific Electric Wire & Cable Co., Ltd.,    Director                                 Taiwan, ROC
                    4th Fl., 285, Chung Hsiao East Road,        Pacific Electric Wire & Cable Co.,
                    Section 4                                   Ltd.
                    Taipei, Taiwan, Republic of China
------------------  ------------------------------------------  ---------------------------------------  ------------


                                                                                                    Page7 of 15 pages

NAME                            PRESENT PRINCIPAL                             OCCUPATION                  CITIZENSHIP
----                            BUSINESS  ADDRESS                             ----------                  -----------
                                 ----------------
------------------  ------------------------------------------  ---------------------------------------  ------------
Chiao Yu-chi        Pacific Electric Wire & Cable Co., Ltd.,    Director                                 Taiwan, ROC
                    4th Fl., 285, Chung Hsiao East Road,        Pacific Electric Wire & Cable Co.,
                    Section 4                                   Ltd.
                    Taipei, Taiwan, Republic of China
------------------  ------------------------------------------  ---------------------------------------  ------------
Sun Tao-chi         Pacific Electric Wire & Cable Co., Ltd.,    Director                                 Taiwan, ROC
                    4th Fl., 285, Chung Hsiao East Road,        Pacific Electric Wire & Cable Co.,
                    Section 4                                   Ltd.
                    Taipei, Taiwan, Republic of China
------------------  ------------------------------------------  ---------------------------------------  ------------
Lee Ta-cheng        Pacific Electric Wire & Cable Co., Ltd.,    Vice Chairman                            Taiwan, ROC
                    4th Fl., 285, Chung Hsiao East Road,        Pacific Electric Wire & Cable Co.,
                    Section 4                                   Ltd.
                    Taipei, Taiwan, Republic of China
------------------  ------------------------------------------  ---------------------------------------  ------------
Cheng Chao-chun     Pacific Electric Wire & Cable Co., Ltd.,    Vice President                           Taiwan, ROC
                    4th Fl., 285, Chung Hsiao East Road,        Pacific Electric Wire & Cable Co.,
                    Section 4                                   Ltd.
                    Taipei, Taiwan, Republic of China
------------------  ------------------------------------------  ---------------------------------------  ------------
Sun Tao-heng        Pacific Electric Wire & Cable Co., Ltd.,    Vice President                           Taiwan, ROC
                    4th Fl., 285, Chung Hsiao East Road,        Pacific Electric Wire & Cable Co.,
                    Section 4                                   Ltd.
                    Taipei, Taiwan, Republic of China
------------------  ------------------------------------------  ---------------------------------------  ------------
Yuan Pei-yu         Pacific Electric Wire & Cable Co., Ltd.,    Yuan Investment Co.                      Taiwan, ROC
                    4th Fl., 285, Chung Hsiao East Road,        Representative
                    Section 4
                    Taipei, Taiwan, Republic of China
------------------  ------------------------------------------  ---------------------------------------  ------------
Satoshi Otohata     Pacific Electric Wire & Cable Co., Ltd.,    Sumitomo Electric Ind., Ltd.: c/o        Japan
                    4th Fl., 285, Chung Hsiao East Road,        Pacific Electric Wire & Cable Co.,
                    Section 4                                   Ltd., 4th Fl., 285, Chung Hsiao East
                    Taipei, Taiwan, Republic of China           Road, Section 4
                                                                Taipei, Taiwan, Republic of China
------------------  ------------------------------------------  ---------------------------------------  ------------
Kuo Chih-Wei        United Electronics Industry Co., Ltd., 4th  President                                Taiwan, ROC
                    Fl., 285, Chung Hsiao East Road,            United Electronics Industry Co.,
                    Section 4, Taipei, Taiwan, Republic of      Ltd.
                    China
------------------  ------------------------------------------  ---------------------------------------  ------------
Chang-Min-chiang    Pacific Electric Wire & Cable Co., Ltd.,    Chairman                                 Taiwan, ROC
                    4th Fl., 285, Chung Hsiao East Road,        Pacific Construction Co.
                    Section 4
                    Taipei, Taiwan, Republic of China
------------------  ------------------------------------------  ---------------------------------------  ------------
Tony Yuan           Pacific Electric Wire & Cable Co., Ltd.,    Director                                 Taiwan, ROC
                    4th Fl., 285, Chung Hsiao East Road,        Pacific Electric Wire & Cable Co.,
                    Section 4                                   Ltd.
                    Taipei, Taiwan, Republic of China
------------------  ------------------------------------------  ---------------------------------------  ------------
Tung Hsiu-chun      Pacific Electric Wire & Cable Co., Ltd.,    Director                                 Taiwan, ROC
                    4th Fl., 285, Chung Hsiao East Road,        Pacific Electric Wire & Cable Co.,
                    Section 4                                   Ltd.
                    Taipei, Taiwan, Republic of China


                                                                                                   Page 8 of 15 pages

NAME                            PRESENT PRINCIPAL                             OCCUPATION                  CITIZENSHIP
----                            BUSINESS  ADDRESS                             ----------                  -----------
                                 ----------------
------------------  ------------------------------------------  ---------------------------------------  ------------
Tsai Ming-chun      Pacific Electric Wire & Cable Co., Ltd.,    Director                                 Taiwan, ROC
                    4th Fl., 285, Chung Hsiao East Road,        Pacific Electric Wire & Cable Co., Ltd.
                    Section 4
                    Taipei, Taiwan, Republic of China
------------------  ------------------------------------------  ---------------------------------------  ------------
Tung Wang           Pacific Electric Wire & Cable Co., Ltd.,    Director                                 Taiwan, ROC
Wen-chuen           4th Fl., 285, Chung Hsiao East Road,        Pacific Electric Wire & Cable Co.,
                    Section 4                                   Ltd.
                    Taipei, Taiwan, Republic of China

                                              EXECUTIVE OFFICERS OF PEWC

NAME                            PRESENT PRINCIPAL                             OCCUPATION                  CITIZENSHIP
----                             BUSINESS ADDRESS                             ----------                  -----------
                                 ----------------
------------------  ------------------------------------------  ---------------------------------------  -------------
Tung Yu-jeh         Pacific Electric Wire & Cable Co., Ltd.,    Honorary Chairman                        Taiwan, ROC
                    4th Fl., 285, Chung Hsiao East Road,        Pacific Electric Wire & Cable Co.,
                    Section 4                                   Ltd.
                    Taipei, Taiwan, Republic of China
------------------  ------------------------------------------  ---------------------------------------  -------------
Sun Tao-tsun        Pacific Electric Wire & Cable Co., Ltd.,    Chairman                                 Taiwan, ROC
                    4th Fl., 285, Chung Hsiao East Road,        Pacific Electric Wire & Cable Co.,
                    Section 4                                   Ltd.
                    Taipei, Taiwan, Republic of China
------------------  ------------------------------------------  ---------------------------------------  -------------
Sun Tao-heng        Pacific Electric Wire & Cable Co., Ltd.,    Vice President                           Taiwan, ROC
                    4th Fl., 285, Chung Hsiao East Road,        Pacific Electric Wire & Cable Co.,
                    Section 4                                   Ltd.
                    Taipei, Taiwan, Republic of China
------------------  ------------------------------------------  ---------------------------------------  -------------
Lee Pon-yean        Pacific Electric Wire & Cable Co., Ltd.,    Vice President                           Taiwan, ROC
                    4th Fl., 285, Chung Hsiao East Road,        Pacific Electric Wire & Cable Co.,
                    Section 4                                   Ltd.
                    Taipei, Taiwan, Republic of China
------------------  ------------------------------------------  ---------------------------------------  -------------
Lee Ta-cheng        Pacific Electric Wire & Cable Co., Ltd.,    Vice President                           Taiwan, ROC
                    4th Fl., 285, Chung Hsiao East Road,        Pacific Electric Wire & Cable Co.,
                    Section 4                                   Ltd.
                    Taipei, Taiwan, Republic of China
------------------  ------------------------------------------  ---------------------------------------  -------------
Cheng Chao-chun     Pacific Electric Wire & Cable Co., Ltd.,    Vice President                           Taiwan, ROC
                    4th Fl., 285, Chung Hsiao East Road,        Pacific Electric Wire & Cable Co.,
                    Section 4                                   Ltd.
                    Taipei, Taiwan, Republic of China
------------------  ------------------------------------------  ---------------------------------------  -------------
Tung Ching-yun      c/o Pacific USA Holdings Corp.              President                                Taiwan, ROC
                    2740 N. Dallas Parkway, Suite 200           Pacific Electric Wire & Cable Co.,
                    Plano, Texas  75093                         Ltd., and
                                                                Vice President
                                                                Pacific USA Holdings Corp.
------------------  ------------------------------------------  ---------------------------------------  -------------


                                                                                                   Page 9 of 15 pages

                                              BOARD OF DIRECTORS OF PUSA

NAME                            PRESENT PRINCIPAL                             OCCUPATION                  CITIZENSHIP
----                            BUSINESS  ADDRESS                             ----------                  -----------
                                -----------------
------------------  ------------------------------------------  ---------------------------------------  -------------
Tung Yu-jeh         Pacific Electric Wire & Cable Co., Ltd.     Honorary Chairman                        Taiwan, ROC
                    4th Fl., 285, Chung Hsiao East Road,        Pacific Electric Wire & Cable Co.,
                    Section 4                                   Ltd.
                    Taipei, Taiwan, Republic of China
------------------  ------------------------------------------  ---------------------------------------  -------------
Sun Tao-tsun        Pacific Electric Wire & Cable Co., Ltd.     Chairman                                 Taiwan, ROC
                    4th Fl., 285, Chung Hsiao East Road,        Pacific Electric Wire & Cable Co.,
                    Section 4                                   Ltd.
                    Taipei, Taiwan, Republic of China
------------------  ------------------------------------------  ---------------------------------------  -------------
Lee Pon-yean        Pacific Electric Wire & Cable Co., Ltd.     Vice President                           Taiwan, ROC
                    4th Fl., 285, Chung Hsiao East Road,        Pacific Electric Wire & Cable Co.,
                    Section 4                                   Ltd.
                    Taipei, Taiwan, Republic of China
------------------  ------------------------------------------  ---------------------------------------  -------------
Tung Ching-yun      c/o Pacific USA Holdings Corp.              President                                Taiwan, ROC
                    2740 N. Dallas Parkway, Suite 200           Pacific Wire & Cable Co., Ltd.,
                    Plano, Texas  75093                         and Vice President
                                                                Pacific USA Holdings Corp.
------------------  ------------------------------------------  ---------------------------------------  -------------
Larry D. Horner     c/o Pacific USA Holdings Corp.              Chief Executive Officer                  United States
                    2740 N. Dallas Parkway, Suite 200           PUSA Investment Company
                    Plano, Texas  75093
------------------  ------------------------------------------  ---------------------------------------  -------------
Bill C. Bradley     c/o Pacific USA Holdings Corp.              Chief Executive Officer                  United States
                    2740 N. Dallas Parkway, Suite 200           Pacific USA Holdings Corp.
                    Plano, Texas  75093
------------------  ------------------------------------------  ---------------------------------------  -------------


                                              EXECUTIVE OFFICERS OF PUSA

NAME                            PRESENT PRINCIPAL                            OCCUPATION                  CITIZENSHIP
----                            BUSINESS ADDRESS                             ----------                  -----------
                                ----------------
------------------  ------------------------------------------  ---------------------------------------  -------------
Larry D. Horner     c/o Pacific USA Holdings Corp.              Chairman of the Board of Pacific         United States
                    2740 N. Dallas Parkway, Suite 200           USA Holdings Corp., Chief
                    Plano, Texas  75093                         Executive Officer of PUSA
                                                                Investment Company
------------------  ------------------------------------------  ---------------------------------------  -------------
Bill C. Bradley     c/o Pacific USA Holdings Corp.              Chief Executive Officer                  United States
                    2740 N. Dallas Parkway, Suite 200           Pacific USA Holdings Corp.
                    Plano, Texas  75093
------------------  ------------------------------------------  ---------------------------------------  -------------
Michael K. McCraw   c/o Pacific USA Holdings Corp.              Chief Financial Officer                  United States
                    2740 N. Dallas Parkway, Suite 200           Pacific USA Holdings Corp.
                    Plano, Texas  75093


                                                                                                  Page 10 of 15 pages

NAME                            PRESENT PRINCIPAL                             OCCUPATION                  CITIZENSHIP
----                            BUSINESS ADDRESS                              ----------                  -----------
                                ----------------
------------------  ------------------------------------------  ---------------------------------------  -------------
Cathryn L. Porter   c/o Pacific USA Holdings Corp.              Chief General Counsel                    United States
                    3200 Southwest Freeway                      Pacific USA Holdings Corp.
                    Suite 1220
                    Houston, Texas  77027
------------------  ------------------------------------------  ---------------------------------------  -------------
Kristie A. Lipes    c/o Pacific USA Holdings Corp.              Chief Administrative Officer             United States
                    2740 N. Dallas Parkway, Suite 200           Pacific USA Holdings Corp.
                    Plano, Texas  75093
------------------  ------------------------------------------  ---------------------------------------  -------------
John A. Archer      c/o Pacific USA Holdings Corp.              Chief Accounting Officer and             United States
                    2740 N. Dallas Parkway, Suite 200           Treasurer
                    Plano, Texas  75093                         Pacific USA Holdings Corp.
------------------  ------------------------------------------  ---------------------------------------  -------------


                                              BOARD OF DIRECTORS OF PFG

NAME                            PRESENT PRINCIPAL                             OCCUPATION                  CITIZENSHIP
----                            BUSINESS ADDRESS                              ----------                  -----------
                                ----------------
------------------  ------------------------------------------  ---------------------------------------  -------------
Tung Ching-yun      Pacific Electric Wire & Cable Co., Ltd.,    President                                Taiwan, ROC
                    4th Fl., 285, Chung Hsiao East Road,        Pacific Electric Wire & Cable Co.,
                    Section 4                                   Ltd.
                    Taipei, Taiwan, Republic of China
------------------  ------------------------------------------  ---------------------------------------  -------------
Sun Tao-tsun        Pacific Electric Wire & Cable Co., Ltd.,    Chairman                                 Taiwan, ROC
                    4th Fl., 285, Chung Hsiao East Road,        Pacific Electric Wire & Cable Co.,
                    Section 4                                   Ltd.
                    Taipei, Taiwan, Republic of China
------------------  ------------------------------------------  ---------------------------------------  -------------
Bill C. Bradley     c/o Pacific USA Holdings Corp.              Chief Executive Officer                  United States
                    2740 N. Dallas Parkway, Suite 200           Pacific USA Holdings Corp.
                    Plano, Texas  75093
------------------  ------------------------------------------  ---------------------------------------  -------------
Larry D. Horner     c/o Pacific USA Holdings Corp.              Chairman of the Board of Pacific         United States
                    2740 N. Dallas Parkway, Suite 200           USA Holdings Corp., Chief
                    Plano, Texas  75093                         Executive Officer of PUSA
                                                                Investment Company
------------------  ------------------------------------------  ---------------------------------------  -------------


                                              EXECUTIVE OFFICERS OF PFG

NAME                            PRESENT PRINCIPAL                             OCCUPATION                  CITIZENSHIP
----                            BUSINESS ADDRESS                              ----------                  -----------
                                ----------------
------------------  ------------------------------------------  ---------------------------------------  -------------
Michael K. McCraw   c/o Pacific USA Holdings Corp.              Chief Financial Officer                  United States
                    2740 N. Dallas Parkway, Suite 200           of Pacific USA Holdings Corp.
                    Plano, Texas  75093


                                                                                                  Page 11 of 15 pages

NAME                            PRESENT PRINCIPAL                             OCCUPATION                  CITIZENSHIP
----                            BUSINESS ADDRESS                              ----------                  -----------
                                ----------------
------------------  ------------------------------------------  ---------------------------------------  -------------
John A. Archer      c/o Pacific USA Holdings Corp.              Chief Accounting Officer and             United States
                    2740 N. Dallas Parkway, Suite 200           Treasurer of Pacific USA Holdings
                    Plano, Texas  75093                         Corp.
------------------  ------------------------------------------  ---------------------------------------  -------------

     (d) Criminal Convictions: During the last five years, neither Reporting Person nor any of the respective executive officers or directors of Reporting Person has been convicted in a criminal proceeding, excluding traffic violations and similar misdemeanors.

     (e) Court or Administrative Proceedings: During the last five years, neither Reporting Person nor any of the respective executive officers or directors of Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Citizenship: PEWC is a company limited by shares formed under the laws of The Republic of China. PUSA is a Texas corporation. PFG is a Delaware corporation. The citizenship of each director and executive officer of PEWC, PUSA and PFG is set forth in Item 2(c) of this Statement.

Item  3.     Source  and  Amount  of  Funds  or  Other  Consideration
             --------------------------------------------------------

     Pursuant to a Master Agreement dated as of October 1, 2000 (the "Master Agreement") by and between PFG, AutoPrime, Inc., a Delaware corporation ("AP") and the Company, PFG and AP agreed to convert approximately $23 million of indebtedness owed by the Company to AP (the "Debt") into 1,612,083 shares of Series B Non-Voting Convertible Preferred Stock of the Company which, on a fully-converted basis, would represent approximately 27.2% of the Company's issued and outstanding Common Stock. The consideration received by the Company for the issuance of the Series B Preferred Stock consists of (i) the forgiveness by AP and PFG of the Debt, and (ii) the contribution by PFG and AP to the Company of repossessed vehicles and performing and non-performing retail installment sales contracts valued at approximately $600,000.

Item  4.     Purpose  of  Transaction
             ------------------------

     The purpose of the transaction for which the Statement is being prepared is for PFG to acquire the Shares of Series B Preferred Stock in exchange for forgiveness of the Debt by AP.

     Except as described herein or reported on a previous Schedule 13D or an amendment thereto, Reporting Person has no present plans or intentions to effect any of the following:

     (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

                                                             Page 12 of 15 pages

     (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of the directors or to fill any existing vacancies of the board;

     (e) any material change in the present capitalization or dividend policy of the Company;

     (f) any other material change in the Company's business or corporate structure;

     (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) a class of eligible equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j)  any  action  similar  to  those  enumerated  above.

Item  5.     Interest  in  Securities  of  the  Issuer
             -----------------------------------------

     (a) Reporting Person has beneficial ownership of 1,612,083 Shares of Series B Preferred Stock. The percentage of Series B Preferred Stock beneficially owned by Reporting Person is 100%. Each Shares of Series B Preferred Stock is convertible at any time into one share of Common Stock. Assuming conversion of all Shares of Series B Preferred Stock into Common Stock, the percentage of Company's total voting power controlled by Reporting Person would be 27.2%.

     (b) Except as otherwise required under Nevada law, the Preferred Stock held by Reporting Person does not have any voting rights prior to conversion.

     (c) Neither Reporting Person nor any person named in Section 2(c) hereto owns beneficially any shares of Common Stock of the Company or has effected any transaction in shares of Common Stock of the Company during the sixty (60) days preceding the date of this Statement.

     (d) No person other than Reporting Person is known to Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares of Series B Preferred Stock beneficially owned by them.

     (e)  Not  applicable.

                                                            Page 13 of 15 pages

Item  6.     Contracts,  Arrangements,  Understandings  or  Relationships  with
             ------------------------------------------------------------------
             respect  to  Securities  of  the  Issuer
             ----------------------------------------

     Except to the extent disclosed above, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Company, including but not limited to, transfer or voting of any such securities, finders' fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item  7.     Material  to  be  filed  as  Exhibits
             -------------------------------------

     Exhibit  99.1  -  Agreement  re  Joint  Filing  of  Schedule  13D.


                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  November 17, 2000

                                 PACIFIC ELECTRIC WIRE & CABLE CO. LTD., a R.O.C. limited company

                                 By:  /s/  Tung  Ching-yun
                                    --------------------------------------------
                                      Tung  Ching-yun
                                      President


                                 PACIFIC  USA  HOLDINGS  CORP.,
                                 a  Texas  corporation

                                 By:  /s/  Michael  K.  McCraw
                                    --------------------------------------------
                                      Michael  K.  McCraw
                                      Chief  Financial  Officer

                                 PACIFIC  FINANCIAL  GROUP,  INC.,
                                 a  Delaware  corporation


                                 By:  /s/  Michael  K.  McCraw
                                    --------------------------------------------
                                      Michael  K.  McCraw
                                      President

                                                            Page 14 of 15 pages

                            INDEX TO EXHIBITS
                            -----------------

                                                                Sequentially
                                                                  Numbered
 Item                           Description                         Page
-------  -----------------------------------------------------  ------------

  99.1     Agreement  of  Joint  Filing                              15